UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One) (X) Form 10-K    ( ) Form 20-F    ( ) Form 10-Q    ( ) Form N-SAR

For Period Ended:  December 31, 1999

(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR

For the Transition Period Ended:________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SOONER HOLDINGS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

2680 West I-40
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Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma  73108
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-KSB for the year ended December 31, 1999 could not be filed in a timely manner without unreasonable effort or expense due to the Company's move of the accounting function from Phoenix to Oklahoma City during 1999 and the difficulty of employing a qualified controller to bring the accounting records current. The Company had earlier acquired the operations and facilities of a correctional services provider whose operations had never been audited. The completion of the audit of the acquisition and subsequent allocation of purchase price was not finalized until December 1999, which further delayed accounting for the transaction and financial reporting of the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    R. C. Cunningham II               405                        236-8332
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         (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) (X) Yes ( ) No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     ( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Sooner Holdings, Inc.
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          March 30, 2000
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By         R. C. Cunningham II
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            Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)